SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2017
	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2016

January 12, 2017

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated January 12, 2017, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2016 and the 2016 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2016 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about the Company’s equity investments, joint ventures and partnership arrangements including any statements about write-downs, losses and liabilities;

•	competitive strengths; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

Shaw Communications Inc.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include, but are not limited to:

•	general economic conditions;

•	interest;

•	income tax and exchange rates;

•	technology deployment;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and capital projects;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Shaw Communications Inc.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

With the completion of two transformative transactions in 2016 and other significant strategic initiatives and acquisitions in recent years, we have strengthened Shaw’s growth profile. The addition of the Wireless division enables Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint. We are focused on operational efficiency to ensure we execute on our strategic priorities and build on delivering an exceptional customer experience that is centered on our world-class converged network and strategic partnerships with best in-class providers.

We enter fiscal 2017 with a solid foundation in place to execute on the strategic initiatives we set out to achieve. Our broadband advantage is supporting the continued momentum in the WideOpen Internet 150 offering with most new Internet customers opting for our two-year value plan, underlining the value we are providing with much faster speeds at affordable prices across 95% of our footprint. We continue to enhance our wireline network and are on track to complete our DOCSIS 3.1 upgrade by the end of fiscal 2017.

We are also excited to be the first in Canada to offer a best-in-class TV experience powered by our strategic partnership with Comcast. This next chapter in our video technology roadmap marks an important and exciting milestone in Shaw’s history. Our new X1 TV experience, named BlueSky TV, provides ease-of-use and customization that is unprecedented in Canada. Its innovative voice remote technology provides a whole new way for our customers to quickly and easily discover what they want to watch. We are pleased to offer this leading technology experience to customers in Calgary, with subsequent launches in the remaining major cities in our footprint planned throughout fiscal 2017.

In Wireless, we continued taking the necessary steps to becoming an enhanced connectivity provider and in the quarter reached three important milestones. First, the launch of the new Freedom Mobile brand, anchored by a commitment of trust and transparency for our customers. Second, the rollout of our LTE-Advanced network in the key markets of central Toronto and central Vancouver. Third, the introduction of the Freedom Wi-Fi trial, allowing customers to connect to over 65,000 Shaw Go WiFi hotspots across Alberta and British Columbia.

Shaw continues to be disciplined in driving efficiencies throughout the business. In the quarter, we shifted our In-Home Technician team to a hybrid unit-based installation and service technician model, combining a foundation of customer experience with technical skill that will deliver annualized operating cost savings of approximately $16 million. This initiative resulted in a non-recurring restructuring charge of $10 million in the quarter.

In 2017, we are focused on delivering exceptional customer experiences through the launch of BlueSky TV, Freedom Mobile and continuously building our converged network. In our Wireless division, we will continue with the rollout of our LTE-Advanced upgrade which is expected to be complete in our existing major markets by the end of fiscal 2017. The Business Network Services division continues to strengthen our position as trusted advisors to small and medium sized businesses, applying a managed services strategy developed in partnership with Broadsoft, Cisco and Meraki. We have made it easy for businesses to harness seamless technology advances such as SmartVoice, SmartWiFi, and SmartSecurity for all of their connectivity needs. Our Business Infrastructure Services division continues its industry leadership in providing hybrid IT solutions, including colocation, cloud and managed services, by leveraging ViaWest’s established track record.

This is an exciting time for Shaw as we capitalize on our broadband advantage and strengthen our wireless network delivering significant value to both our customers and our shareholders.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus Entertainment Inc. (“Corus”), a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares.

Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation, and has therefore been excluded from both continuing operations and segmented results for all periods presented in this MD&A and the accompanying interim financial statements. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2016	2015	Change %
Operations:
Revenue	1,313	1,143	14.9
Operating income before restructuring costs and amortization (1)	539	508	6.1
Operating margin (1)	41.1%	44.4%	(3.3pts )
Net income from continuing operations	89	138	(35.5)
Income from discontinued operations, net of tax	—	80	(100.0)
Net income	89	218	(59.2)

Per share data:
Basic and diluted earnings per share
Continuing operations	0.18	0.28
Discontinued operations	—	0.15

	0.18	0.43

Weighted average participating shares outstanding during period (millions)	487	480

Funds flow from continuing operations (2)	414	347	19.3
Free cash flow(1)	158	173	(8.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber highlights

			Change Three months ended November 30,
	November 30, 2016	August 31, 2016	2016	2015
Consumer
Video – Cable	1,657,913	1,671,059	(13,146)	(18,029)
Video – Satellite	774,905	790,574	(15,669)	(12,927)
Internet	1,804,606	1,787,642	16,964	9,433
Phone	938,918	956,763	(17,845)	(22,227)

Total Consumer	5,176,342	5,206,038	(29,696)	(43,750)

Business Network Services
Video – Cable	57,955	61,153	(3,198)	(2,871)
Video – Satellite	30,959	30,994	(35)	299
Internet	177,000	179,867	(2,867)	(1,015)
Phone	306,692	301,328	5,364	2,497

Total Business Network Services	572,606	573,342	(736)	(1,090)

Wireless
Postpaid	681,335	667,028	14,307	—
Prepaid	371,423	376,260	(4,837)	—

Total Wireless	1,052,758	1,043,288	9,470	—

Total Subscribers	6,801,706	6,822,668	(20,962)	(44,840)

Overview

Our fiscal 2017 first quarter financial results represent improvements in consolidated revenue and operating income before restructuring costs and amortization over the first quarter of fiscal 2016.

Highlights of the first quarter financial results are as follows:

•	Revenue for the quarter of $1.31 billion, an increase of 14.9% from $1.14 billion for the first quarter of 2016

•	First quarter operating income before restructuring costs and amortization of $539 million, an increase of 6.1% from $508 million for the first quarter of 2016

•	Operating margin for the first quarter of 41.1%, down from 44.4% for the first quarter of 2016

•	Net income for the first quarter of $89 million, a decrease of 59.2% from $218 million for the first quarter of 2016

•	Free cash flow for the first quarter of $158 million, a $15 million decrease from $173 million for the first quarter of 2016

•	The period ended with 6,801,706 RGUs, inclusive of 1,052,758 Wireless subscribers. Wireless subscribers increased by 9,470 in the first quarter. Consumer and Business Network Services had a combined 30,432 RGU decline in the first quarter compared to a decline of 44,840 for the first quarter of 2016.

Revenue increased 14.9% for the quarter, primarily due to the acquisition of Freedom Mobile (formerly, WIND) on March 1, 2016, contributing Wireless revenues of $138 million. The Consumer, Business Network Services and Business Infrastructure Services divisions also contributed to the consolidated

Shaw Communications Inc.

revenue increases for the quarter. In Consumer, the improvement was driven primarily by the August 2016 rate increases, growth in Internet RGUs and a year-over-year decrease in promotional costs. Revenue increases in the Business Network Services and Business Infrastructure Services divisions were driven by customer growth in the quarter and the year-over-year impact of the December 2015 acquisition of INetU.

Operating income before restructuring costs and amortization of $539 million for the quarter improved 6.1% compared to $508 million for fiscal 2016. The improvement in the first quarter reflects the added contribution of $30 million from the Wireless division and increases in the Business Infrastructure Services and Business Network Services divisions attributable to profitable customer growth and the acquisition of INetU. These improvements were partially offset by lower operating income before restructuring costs and amortization in the Consumer division where higher revenue was more than fully offset by increased costs, primarily programming related.

As compared to the fourth quarter of fiscal 2016, consolidated revenue for the quarter increased 0.5% or by $7 million to $1.31 billion and operating income before restructuring costs and amortization decreased 1.8% or by $10 million to $539 million. The improvement in revenue was primarily due to the August 2016 rate increases in the Consumer division and customer growth in each the Business Network Services and Business Infrastructure Services divisions offset partially by decreased revenue in the Wireless division due mostly to lower handset sales. The decrease in operating income before restructuring costs and amortization was driven primarily by higher costs in the Consumer division related to an increase in programming costs and the timing of sponsorship related marketing costs.

In the quarter, the Company continued its momentum of improving subscriber trends. Consumer revenue generating units (“RGUs”) in the first quarter declined by 29,696, a meaningful improvement over the declines of 37,104 RGUs in the fourth quarter of 2016 and 43,750 RGUs in the first quarter of 2016. The year-over-year improvement was driven by a reduction in cable video and phone RGU losses in addition to strong Internet RGU net gains of 16,669 reflecting a full quarter impact of our WideOpen Internet 150 offering launched in August 2016. The decline in Consumer RGUs was also impacted by the anticipated seasonal disconnections of satellite Video subscribers in the amount of 15,704 RGUs. The Wireless division added a net 9,470 RGUs, a shortfall from the net gains achieved in the fourth quarter of fiscal 2016, finishing the period with a total 1,052,758 RGUs. The wireless subscriber results reflect our focus on the launch of Freedom Mobile, the rollout of our LTE-Advanced network and significantly heightened competitive activity

Shaw Communications Inc.

Net income for the current fiscal quarter of $89 million compared to $154 million in the prior quarter (August 31, 2016) and $218 million in the comparable quarter of the prior year (November 30, 2015). The changes in net income are outlined in the following table.

	November 30, 2016 net income compared to:
	Three months ended	Three months ended
(millions of Canadian dollars)	August 31, 2016	November 30, 2015
Increased (decreased) operating income before restructuring costs and amortization (1)	(10)	31
Increased restructuring costs	(11)	(12)
Increased amortization	(2)	(32)
Change in net other costs and revenue (2)	(62)	(60)
Decreased (increased) income taxes	30	24
Decreased income from discontinued operations, net of tax	(10)	(80)

	(65)	(129)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity income and losses of an associate or joint venture and other losses as detailed in the unaudited Consolidated Statements of Income.

First quarter net income decreased $65 million compared to the fourth quarter of fiscal 2016 primarily due to a non-recurring provision in the amount of $107 million related to the wind down of shomi operations included in net other costs and revenue for the current quarter offset partially by $27 million in equity income from our investment in Corus. Also contributing to the decrease in net income was lower operating income before restructuring costs, higher restructuring costs and lower income from discontinued operations, partially offset by lower income taxes.

Net income for the current quarter in the amount of $89 million decreased by $129 million relative to the first quarter of fiscal 2016 mainly due to the non-recurring provision in the amount of $107 million related to the wind down of our investment in shomi. Net income in the quarter also reflects a decrease in income from discontinued operations, net of tax, in the amount of $80 million due to the sale of the former Media division in the third quarter of the prior year which is offset partially by the equity income of $27 million in the quarter from our investment in Corus.

Free cash flow of $158 million for the quarter compared to $173 million for first quarter of fiscal 2016. The free cash flow decrease was primarily the result of a reduction in free cash flow from discontinued operations in the amount of $74 million following the sale of the Media division in 2016 and the addition of the Wireless division, where capital expenditures of $64 million exceeded $30 million of operating income before restructuring and amortization for the quarter. These decreases were partially offset by lower capital investment by Consumer and Business Network Services and Business Infrastructure Services, a reduction in cash taxes, increased dividends from equity accounted associates and lower pension funding during the quarter.

Shaw Communications Inc.

Outlook

Shaw confirms at this time that there are no changes to our previously issued fiscal 2017 guidance. Operating income before restructuring costs and amortization is expected to range between $2.125 and $2.175 billion and free cash flow is expected to exceed $400 million. Consolidated capital investment targets also remain unchanged from previously provided guidance at $1.3 billion for the year.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
Operating income from continuing operations	272	285
Add back (deduct):
Restructuring costs	12	—
Amortization:
Deferred equipment revenue	(14)	(19)
Deferred equipment costs	34	40
Property, plant and equipment, intangibles and other	235	202

Operating income before restructuring costs and amortization	539	508

Shaw Communications Inc.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended November 30,
	2016	2015	Change

Consumer	42.8%	44.4%	(1.6pts	)
Business Network Services	50.0%	47.1%	2.9pts
Business Infrastructure Services	35.6%	34.2%	1.4pts
Wireless	21.7%	—	n/a

	41.1%	44.4%	(3.3pts	)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
Income from discontinued operations, net of tax	—	80
Add back (deduct):	—
Gain on divestiture, net of tax	—	—
Income taxes	—	29
Restructuring costs	—	—
Amortization:	—
Property, plant and equipment, intangibles and other	—	7
Other non-operating items	—	2

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	118

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately for Business Infrastructure Services and Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), cash taxes paid or payable,

Shaw Communications Inc.

program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Revenue
Consumer	947	943	0.4
Business Network Services	144	136	5.9
Business Infrastructure Services	90	73	23.3
Wireless	138	—	n/a

	1,319	1,152	14.5
Intersegment eliminations	(6)	(9)	33.3

	1,313	1,143	14.9

Operating income before restructuring costs and amortization (1)
Consumer	405	419	(3.3)
Business Network Services	72	64	12.5
Business Infrastructure Services	32	25	28.0
Wireless	30	—	n/a

	539	508	6.1

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	205	215	(4.7)
Business Infrastructure Services	21	30	(30.0)
Wireless	64	—	n/a

	290	245	18.4

Free cash flow before the following	249	263	(5.3)
Less:
Interest	(73)	(73)	—
Cash taxes	(44)	(68)	(35.3)
Other adjustments:
Dividends from equity accounted associates	21	—	n/a
Non-cash share-based compensation	1	1	—
Pension adjustment	4	(23)	(>100.0)
Customer equipment financing	2	2	—
Preferred share dividends	(2)	(3)	(33.3)

Free cash flow from continuing operations	158	99	59.6

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	118	n/a
Less:
Capital expenditures	—	(1)	n/a
Cash taxes	—	(29)	n/a
CRTC benefit obligation funding	—	(4)	n/a
Non-controlling interests	—	(9)	n/a
Pension adjustment	—	(1)	n/a

Free cash flow from discontinued operations	—	74	n/a

Free cash flow	158	173	(8.7)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Consumer	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Revenue	947	943	0.4
Operating income before restructuring costs and amortization (1)	405	419	(3.3)

Operating margin (1)	42.8%	44.4%	(1.6pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

In the quarter, net gains achieved in Internet RGUs of 16,964 were more than fully offset by phone and Video RGU declines, including the anticipated seasonal disconnections of satellite Video subscribers in the fall months. In aggregate, Consumer RGUs in the first quarter declined by 29,696 RGUs, a meaningful improvement over the first quarter of fiscal 2016 where RGUs declined 43,750. The improvement over the prior year was due primarily to the market launch of WideOpen Internet 150, together with a reduction in phone unbundling activity from a year ago and lower cable video RGU losses. Despite the continued improvements in RGU trends, the economic slowdown in parts of western Canada, competitive pressures and wireline substitution continue to put downward pressure on Consumer RGUs.

Consumer revenue for the current quarter of $947 million marginally improved by 0.4% or $4 million compared to the prior year period. Improvements in revenue were driven by August 2016 rate increases, growth in Internet RGUs and a year-over-year decrease in promotional costs.

Operating income before restructuring costs and amortization for the quarter of $405 million was lower by 3.3% relative to the comparable quarter. The reduction in operating margin results in the quarter primarily reflect higher expenses, most notably the impact of higher programming costs which more than fully offset the revenue growth achieved in the period.

As compared to the fourth quarter of fiscal 2016, the current quarter revenue improved 1.0% or $9 million. Improvements were driven primarily by a full quarter of the August 2016 rate increase, lower promotional costs and a full quarter of revenue from our reconnected customers in Fort McMurray. These gains were partially offset by RGU declines and lower On Demand revenues. Operating income before restructuring costs and amortization decreased 3.1% or by $13 million reflecting higher expenses most notably programming costs and timing of various other administrative costs including sponsorship related marketing costs.

On January 11, 2017, we announced a significant milestone in our video technology roadmap with the market launch of BlueSky TV. BlueSky’s TV experience, powered by Comcast’s X1 technology, provides ease-of-use and customization that is unprecedented in Canada. This leading technology experience is now available to customers in Calgary, with subsequent launches in the remaining major cities in our footprint planned throughout fiscal 2017. Also in the quarter, we shifted our In-Home Technician team to a hybrid unit-based installation and service technician model, combining a foundation of customer experience with technical skill that will deliver annualized operating cost savings of approximately $16 million. This initiative resulted in a non-recurring restructuring charge of $10 million in the quarter.

Shaw Communications Inc.

Business Network Services

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Revenue	144	136	5.9
Operating income before restructuring costs and amortization (1)	72	64	12.5

Operating margin (1)	50.0%	47.1%	2.9pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $144 million for the quarter was up 5.9% over the comparable period. The business, excluding satellite services, increased revenues 7.7% in the current quarter primarily due to our continued growth across the entire customer base as well as an August 2016 rate increase for video, Internet and phone products.

Operating income before restructuring costs and amortization of $72 million for the quarter improved 12.5% over the comparable period. Consistent with the growth trends achieved in fiscal 2016, current quarter improvements were due mainly to profitable customer growth partially offset by the incremental costs associated with pursuing new customer opportunities including additional employee and marketing related costs.

Revenue improved 2.9% or by $4 million over the fourth quarter of fiscal 2016, primarily due to customer growth across our entire customer base as well as a full quarter of revenue after the August 2016 rate increases in our video, Internet and phone products. Operating income before restructuring costs and amortization also improved by 2.9% or by $2 million over the fourth quarter due mainly to the profitable customer growth.

Business Infrastructure Services

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Revenue	90	73	23.3
Operating income before restructuring costs and amortization (1)	32	25	28.0

Operating margin (1)	35.6%	34.2%	1.4pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $90 million for the current quarter increased 23.3% over the comparable period primarily due to the December 2015 acquisition of INetU and continued customer growth. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 21.3% to US$67 million for the three month period. Excluding the effect of INetU, revenue for the U.S. based operations increased by 5.6% to US$59 million for the three month period.

Operating income before restructuring costs and amortization improved over the comparable period by 28.0% for the current quarter. Excluding the effect of foreign exchange, operating income before restructuring costs and amortization for the U.S. based operations increased by 22.9% to US$25 million for the three month period. Year-over-year improvements were primarily due to the acquisition of INetU and profitable customer growth.

Compared to the fourth quarter of 2016, revenue increased 4.7% or by $4 million and operating income before restructuring costs and amortization was comparable as the incremental margin earned on customer growth was offset by the timing of certain annual administrative costs and planned IT-related enhancement costs incurred in the quarter. Excluding the impact of foreign exchange, revenue and operating income before restructuring costs and amortization for U.S. based operations increased 1.5% and flat respectively, compared to the fourth quarter of fiscal 2016.

Shaw Communications Inc.

Wireless

(millions of Canadian dollars)	Three months ended November 30, 2016
Revenue	138
Operating income before restructuring costs and amortization (1)	30

Operating margin (1)	21.7%

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

The Company is reporting its third full quarter of results from its Wireless division that was acquired in March 2016.

Revenue for the quarter decreased by $10 million over the fourth quarter of fiscal 2016 due mainly to a reduction in handset revenue and a 1.5% decrease in average revenue per unit (“ARPU”) to $36.84, partially offset by the impact of 9,470 added RGUs. Slower RGU growth and a decline in ARPU over the prior quarter reflect our focus on the launch of Freedom Mobile, the rollout of our LTE-Advanced network and significantly heightened competition in the market, particularly in the month of November.

Operating income before restructuring costs and amortization was comparable to the prior quarter as the decrease in revenue and higher commercial costs associated with the branding transition from WIND to Freedom Mobile were offset by a decrease in costs associated with handset sales, and lower dealer commissions on fewer customer activations.

In the quarter, the Wireless division continued taking the necessary steps to becoming an enhanced connectivity provider and achieved three important milestones. First, the launch of the new Freedom Mobile brand, replacing WIND and signaling the Company’s renewed focus on making wireless service more affordable while saving on trademark costs. Second, the rollout of our LTE-Advanced network in the key markets of central Toronto and central Vancouver. Third, the introduction of the Freedom Wi-Fi trial, allowing customers to connect to over 65,000 Shaw Go WiFi hotspots across western Canada.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Consumer and Business Network Services
New housing development	22	23	(4.3)
Success based	81	73	11.0
Upgrades and enhancements	71	93	(23.7)
Replacement	6	10	(40.0)
Building and other	25	16	56.3

Total as per Note 4 to the unaudited interim consolidated financial statements	205	215	(4.7)

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	21	30	(30.0)

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	64	—	n/a

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	290	245	18.4

Shaw Communications Inc.

Capital investment was $290 million in the current quarter, an 18.4% increase over the comparable period investment of $245 million driven primarily by the $64 million of added capital expenditures from the Wireless division.

Consumer and Business Network Services

The combined Consumer and Business Network Services divisions investment in capital reduced 4.7% or $10 million compared to the first quarter of fiscal 2016 primarily due to lower planned capital spend on plant upgrades and enhancements offset partially by an increase in success based capital.

Success based capital for the quarter of $81 million was 11% higher than in the prior year. The higher capital spend was driven primarily by advanced Internet WiFi modem purchases and installs offset partially by lower phone installations.

For the quarter, investment in the combined upgrades and enhancement and replacement categories was $77 million, a 25% decrease over the prior year due mostly to the timing of spend in network capacity upgrades in support of enhanced broadband capacity and DOCSIS 3.1.

Investment in buildings and other of $25 million for the quarter was up $9 million over the comparable period. The increase relates mostly to refurbishment expenditures in owned corporate facilities.

Business Infrastructure Services

Capital investment of $21 million for the quarter, decreased 30% or by $9 million primarily due to higher spend in the prior year related to the investment in the Calgary, Alberta data centre. The current quarter spend relates primarily to capital invested in core infrastructure and equipment to deploy customer solutions.

Wireless

Capital investment of $64 million for the quarter represented investment for the continued improvement in the network infrastructure primarily in the LTE-Advanced core and the radio network rollout readiness project across the network as well as capital investments made on the upgrade of back office systems.

Shaw Communications Inc.

Discontinued operations – Shaw Media

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus, a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation.

	Three months ended November 30,
	2016	2015
Revenue	—	294
Eliminations(1)	—	(19)

	—	275

Operating, general and administrative expenses
Employee salaries and benefits	—	45
Purchases of goods and services	—	131

	—	176
Eliminations(1)	—	(19)

	—	157
Amortization	—	7
Accretion of long-term liabilities and provisions	—	1
Other losses	—	1

Income from discontinued operations before tax and gain on divestiture	—	109
Income taxes	—	29

Income (loss) from discontinued operations, net of tax	—	80

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2017
First	1,313	539	89	89	89	0.18	0.18
2016
Fourth	1,306	549	144	154	154	0.29	0.31
Third	1,283	555	58	700	704	0.11	1.44
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43
2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42
Second	1,118	498	135	163	168	0.28	0.34

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by $27 equity income from our investment in Corus and lower income taxes. See “Other income and expense items” for further detail on non-operating items.

Shaw Communications Inc.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenues and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to $17 million impairment of goodwill relating to the Tracking operations in the Business Networks Services division, a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU.

In the first quarter of fiscal 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenue decreased primarily due to a fourth quarter fiscal 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture interest in shomi of $5 million in the first quarter of fiscal 2016.

In the fourth quarter of fiscal 2015, net income increased $67 million primarily due to improved net other costs and revenue items of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other costs and revenue items was due to the combined effect of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received from the Shaw Court insurance claim.

In the third quarter of fiscal 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions

Shaw Communications Inc.

received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of fiscal 2015, net income decreased $59 million due to lower income from discontinued operations, net of tax, of $46 million and restructuring expenses of $36 million partially offset by higher operating income before restructuring costs and amortization of $10 million, net other costs and revenue items of $24 million due to the aforementioned venture capital fund distributions.

Other income and expense items

Amortization	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Amortization revenue (expense)
Deferred equipment revenue	14	19	(26.3)
Deferred equipment costs	(34)	(40)	15.0
Property, plant and equipment, intangibles and other	(235)	(202)	16.3

Amortization of property, plant and equipment, intangibles and other increased 16.3% over the comparable quarter due to amortization related to the new Wireless division and the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods.

Amortization of financing costs and Interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	73	73	—

Interest expense for the quarter was comparable to the same period in the prior year.

Equity income (loss) of an associate or joint venture

For the quarter the Company recorded equity income of $27 million related to its interest in Corus. In the comparable period, the Company recorded equity losses of $18 million related to its interest in shomi.

Other losses

In the current quarter, the category is comprised primarily of a $107 million provision in respect of the Company’s investment in shomi which announced a wind down of operations during the quarter. This category also includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Shaw Communications Inc.

Income taxes

Income taxes are lower in the current quarter compared to the prior year mainly due to a reduction in net income.

Financial position

Total assets were $15.4 billion at November 30, 2016 and August 31, 2016. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2016.

Current assets decreased $107 million due to decreases in cash of $116 million, partially offset by increases in other current assets of $15 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Other current assets increased due to the timing of payments related to prepaid expenses.

Investments and other assets increased $35 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $36 million due to capital investment in excess of amortization and the effect of foreign exchange rates on the translation of ViaWest. Intangibles and goodwill increased $39 million due to net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $50 million during the quarter due to decreases in accounts payable and accruals of $71 million and income taxes payable of $89 million, partially offset by increases of $115 million in current provisions. Accounts payable and accruals decreased due the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable decreased due to tax installment payments, partially offset by the current period provision. Current provisions increased primarily due to unpaid amounts relating to the current period provisions for the wind down of the shomi investment and restructuring.

Long-term debt increased $47 million due to additional US dollar borrowings by ViaWest under its bank credit facilities and the effect of foreign exchange rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility.

Other long-term liabilities decreased $18 million mainly due to actuarial gains on employee benefit plans in the current quarter.

Shareholders’ equity increased $36 million primarily due to an increase in share capital of $54 million and decrease in accumulated other comprehensive loss of $41 million, partly offset by a decrease in retained earnings of $59 million. Share capital increased due to the issuance of 2,013,081 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As at December 31, 2016, share capital is as reported at November 30, 2016 with the exception of the issuance of a total of 1,073,922 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings decreased due to dividends of $148 million, partially offset by current year earnings of $89 million. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans and the Company’s share of other comprehensive income of associates.

Shaw Communications Inc.

Liquidity and capital resources

In the current quarter, the Company generated $158 million of free cash flow. Shaw used its free cash flow along with cash of $116 million, borrowings of $20 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $3 million to fund the net working capital change of $160 million, pay common share dividends of $96 million, make $31 million in financial investments, pay $3 million in restructuring costs and pay $7 million in other net items.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $49 million during the three months ending November 30, 2016. On December 16, 2016, the Company amended its DRIP to permit eligible shareholders who are residents of the United States to enroll their Class A Participating Shares and Class B Non-voting Participating Shares in the DRIP. Prior to this amendment, the DRIP was only available to eligible shareholders who were residents of Canada.

As at November 30, 2016, the Company had $289 million of cash on hand, as well as approximately $970 million of available credit under its $1.5 billion bank credit facility. On December 15, 2016, the Company amended the terms of this bank credit facility to extend the maturity date from December 2019 to December 2021. The facility is used for working capital and general corporate purposes.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate of interest expense for the most recently completed fiscal quarter multiplied by four and dividends paid or accrued on shares (other than participating shares) during the most recently completed four fiscal quarters.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

At November 30, 2016 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.

Cash Flow from Operations

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Change %
Funds flow from operations	414	347	19.3
Net change in non-cash balances related to operations	(151)	(89)	(69.7)
Operating activities of discontinued operations	—	46	(100.0)

	263	304	(13.5)

For the three month period ended November 30, 2016, funds flow from operations increased over the comparable period primarily due to higher operating income before restructuring costs and amortization, lower income tax expense and lower pension funding, partially offset by higher restructuring costs recorded during the quarter. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in accounts receivable balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015	Decrease
Cash flow used in investing activities	(301)	(324)	23

The cash used in investing activities decreased over the comparable quarter due primarily to reduced cash outlays for capital expenditures in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
Bank loans – net borrowings	—	—
ViaWest’s credit facility and finance lease obligations	18	(2)
WIND finance lease obligations	(1)	—
Bank facility arrangement costs	—	(1)
Dividends	(98)	(98)
Issuance of Class B Non-Voting Shares	3	6
Financing activities of discontinued operations	—	—

	(78)	(95)

Accounting standards

The MD&A included in the Company’s August 31, 2016 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Shaw Communications Inc.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts:

	As at August 31,
(millions of Canadian dollars)	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity - Common and preferred shareholders

Related Party Transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2016 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016. There has been no material change in the Company’s transactions with related parties between August 31, 2016 and November 30, 2016.

Financial Instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2016 and November 30, 2016. See “Known Events, Trends and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2016 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2016 Annual Report under “Known events, trends, risks and uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	November 30, 2016	August 31, 2016	August 31, 2015
		(restated, note 2)	(restated, note 2)
ASSETS
Current
Cash	289	405	398
Accounts receivable	259	268	468
Inventories	68	65	60
Other current assets	153	138	78
Asset held for sale	—	—	5

	769	876	1,009
Investments and other assets [notes 12 and 13]	888	853	97
Property, plant and equipment	4,643	4,607	4,220
Other long-term assets	281	275	259
Deferred income tax assets	6	6	14
Intangibles	7,466	7,450	7,459
Goodwill	1,338	1,315	1,688

	15,391	15,382	14,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	873	944	887
Provisions	148	33	52
Income taxes payable	126	215	195
Unearned revenue	210	215	196
Current portion of long-term debt [notes 7 and 12]	412	412	608

	1,769	1,819	1,938
Long-term debt [notes 7 and 12]	5,247	5,200	5,061
Other long-term liabilities	117	135	186
Provisions	54	53	10
Deferred credits	557	563	588
Deferred income tax liabilities	1,913	1,914	1,914

	9,657	9,684	9,697
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	5,733	5,697	4,812
Non-controlling interests in subsidiaries	1	1	237

	5,734	5,698	5,049

	15,391	15,382	14,746

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
Revenue [note 4]	1,313	1,143
Operating, general and administrative expenses [note 6]	(774)	(635)
Restructuring costs [notes 6 and 14]	(12)	—
Amortization:
Deferred equipment revenue	14	19
Deferred equipment costs	(34)	(40)
Property, plant and equipment, intangibles and other	(235)	(202)

Operating income from continuing operations	272	285
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense	(73)	(73)
Business acquisition costs	—	(1)
Equity income (loss) of an associate or joint venture	27	(18)
Other losses [note 15]	(108)	(2)

Income from continuing operations before income taxes	117	190
Current income tax expense [note 4]	39	63
Deferred income tax recovery	(11)	(11)

Net income from continuing operations	89	138
Income from discontinued operations, net of tax [note 3]	—	80

Net income	89	218

Net income from continuing operations attributable to:
Equity shareholders	89	138

Income from discontinued operations attributable to:
Equity shareholders	—	72
Non-controlling interests in subsidiaries held for sale	—	8

	—	80

Basic earnings per share [note 9]
Continuing operations	0.18	0.28
Discontinued operations	—	0.15

	0.18	0.43

Diluted earnings per share [note 9]
Continuing operations	0.18	0.28
Discontinued operations	—	0.15

	0.18	0.43

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
Net income	89	218

Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—
Adjustment for hedged items recognized in the period	(1)	—
Share of other comprehensive income of associates	8	—
Exchange differences on translation of a foreign operation	27	15
Exchange differences on US denominated debt hedging a foreign operation	(12)	(6)

	24	9
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	17	5
Discontinued operations	—	4

	41	18

Comprehensive income	130	236

Comprehensive income attributable to:
Equity shareholders	130	227
Non-controlling interests in subsidiaries	—	9

	130	236

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2016

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	89	—	89	—	89
Other comprehensive income	—	—	—	41	41	—	41

Comprehensive income	—	—	89	41	130	—	130
Dividends	—	—	(99)	—	(99)	—	(99)
Dividend reinvestment plan	49	—	(49)	—	—	—	—
Shares issued under stock option plan	5	(1)	—	—	4	—	4
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	—	—

Balance as at November 30, 2016	3,853	42	1,849	(11)	5,733	1	5,734

Three months ended November 30, 2015

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,286	(19)	4,812	237	5,049
Net income	—	—	209	—	209	9	218
Other comprehensive income	—	—	—	18	18	—	18

Comprehensive income	—	—	209	18	227	9	236
Dividends	—	—	(99)	—	(99)	—	(99)
Dividend reinvestment plan	46	—	(46)	—	—	—	—
Shares issued under stock option plan	7	(1)	—	—	6	—	6
Share-based compensation	—	1	—	—	1	—	1
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	—	—

Balance as at November 30, 2015	3,553	45	1,350	(1)	4,947	246	5,193

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2016	2015
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	414	347
Net change in non-cash balances related to continuing operations	(151)	(89)
Operating activities of discontinued operations	—	46

	263	304

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(240)	(267)
Additions to equipment costs (net) [note 4]	(23)	(24)
Additions to other intangibles [note 4]	(27)	(22)
Net additions to inventories	(2)	—
Business acquisitions, net of cash acquired	—	(2)
Additions to investments and other assets	(9)	(11)
Distributions received and proceeds from sale of investments	—	2
Proceeds on disposal of property, plant and equipment	—	6
Investing activities of discontinued operations	—	(6)

	(301)	(324)

FINANCING ACTIVITIES
Increase in long-term debt	20	—
Debt repayments	(3)	(2)
Bank facility arrangement costs	—	(1)
Issue of Class B Non-Voting Shares [note 8]	3	6
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	(95)
Dividends paid on Preferred Shares	(2)	(3)
Financing activities of discontinued operations	—	—

	(78)	(95)

Effect of currency translation on cash balances		—

Decrease in cash	(116)	(115)
Cash, beginning of the period	405	398

Cash of continuing operations, end of the period	289	283

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the months ended November 30, 2016 were authorized for issue by the Audit Committee of the Board of Directors on January 11, 2017.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2016 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2016.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts	As at August 31,
	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity - Common and preferred shareholders

3.	DISCONTINUED OPERATIONS

In the second quarter of fiscal 2016, the Company announced it entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares. The transaction closed on April 1, 2016, but remains subject to customary closing adjustments.

Although, through holding of the shares in Corus, the Company effectively retains an indirect, non-controlling interest in the former Media division subsequent to the sale, the Company no longer has control over the division. Accordingly, the operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the former Media division as a discontinued operation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended November 30,
	2016	2015
Revenue	—	294
Eliminations(1)	—	(19)

	—	275

Operating, general and administrative expenses
Employee salaries and benefits	—	45
Purchases of goods and services	—	131

	—	176
Eliminations(1)	—	(19)

	—	157
Restructuring costs	—	—
Amortization	—	7
Accretion of long-term liabilities and provisions	—	1
Other losses	—	1

Income from discontinued operations before tax and gain on divestiture	—	109
Income taxes	—	29

Income from discontinued operations before gain on divestiture	—	80
Gain on divestiture, net of tax	—	—

Income from discontinued operations, net of tax	—	80

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. The Wireless segment, formed by the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta. All of the Company’s reportable segments are substantially located in Canada with the exception of Business Infrastructure Services, consisting primarily of ViaWest which has operations located in the United States and Europe. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2016	2015
Revenue
Consumer	947	943
Business Network Services	144	136
Business Infrastructure Services	90	73
Wireless	138	—

	1,319	1,152
Intersegment eliminations	(6)	(9)

	1,313	1,143

Operating income before restructuring costs and amortization
Consumer	405	419
Business Network Services	72	64
Business Infrastructure Services	32	25
Wireless	30	—

	539	508
Restructuring costs	(12)	—
Amortization	(255)	(223)

Operating income	272	285

Current taxes
Operating	44	68
Other/non-operating	(5)	(5)

	39	63

Capital expenditures

	Three months ended November 30,
	2016	2015
Capital expenditures accrual basis
Consumer and Business Network Services (1)	180	189
Business Infrastructure Services	21	30
Wireless	64	—

	265	219

Equipment costs (net of revenue)
Consumer and Business Network Services	25	26

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	205	215
Business Infrastructure Services	21	30
Wireless	64	—

	290	245

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Three months ended November 30,
	2016	2015
Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	240	267
Additions to equipment costs (net)	23	24
Additions to other intangibles	27	22

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	290	313
Increase/decrease in working capital and other liabilities related to capital expenditures	—	(63)
Decrease in customer equipment financing receivables	1	2
Less: Proceeds on disposal of property, plant and equipment	—	(6)
Less: Satellite equipment profit (1)	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	290	245

(1)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

5.	PROVISIONS

During the quarter, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company has recorded a provision of $107 in the quarter relating to the wind down of the investment.

6.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30
	2016	2015
Employee salaries and benefits	232	202
Purchase of goods and services	554	433

	786	635

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT

	November 30, 2016			August 31, 2016
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	510	—	510	498	—	498
Cdn fixed rate senior notes-
5.70% due March 2, 2017	400	—	400	400	—	400
5.65% due October 1, 2019	1,247	3	1,250	1,246	4	1,250
5.50% due December 7, 2020	498	2	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	4,868	42	4,910	4,855	43	4,898
Other
ViaWest – credit facility	718	13	731	682	13	695
ViaWest – other	30	—	30	31	—	31
Freedom Mobile - other	3	—	3	4	—	4
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,659	55	5,714	5,612	56	5,668
Less current portion (2)	412	—	412	412	—	412

	5,247	55	5,302	5,200	56	5,256

(1)	Bank loans include borrowings of USD $380 at November 30, 2016 (August 31, 2016 – USD $380). Subsequent to the period end, the Company amended the terms of its bank credit facility to extend the maturity date to December 2021.
(2)	Current portion of long-term debt includes the 5.70% senior notes due March 2017, amounts due within one year in respect of ViaWest’s term loan, and ViaWest’s and Freedom Mobile’s finance lease obligations and landlord debt.

8.	SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2016 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2016	22,420,064	2	463,827,512	3,504	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	150,619	5	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,862,462	49	—	—	—	—

November 30, 2016	22,420,064	2	465,840,593	3,558	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2016	2015
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	89	138
Deduct: dividends on Preferred Shares	(2)	(3)

Net income attributable to common shareholders from continuing operations	87	135
Net income from discontinued operations	—	80
Deduct: net income from discontinued operations attributable to non-controlling interests	—	(8)

Net income from discontinued operations attributable to common shareholders	—	72

Net income attributable to common shareholders	87	207

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	487	480
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	488	481

Basic earnings per share ($)
Continuing operations	0.18	0.28
Discontinued operations	—	0.15

Attributable to common shareholders	0.18	0.43

Diluted earnings per share ($)
Continuing operations	0.18	0.28
Discontinued operations	—	0.15

Attributable to common shareholders	0.18	0.43

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2016, 1,808,474 (2015 – 2,957,853) options were excluded from the diluted earnings per share calculation.

10.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(1)	—	(1)
Share of other comprehensive income of associates	8	—	8
Exchange differences on translation of a foreign operation	27	—	27
Exchange differences on translation of US denominated debt hedging a foreign operation	(12)	—	(12)

	25	(1)	24
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	23	(6)	17
Discontinued operations	—	—	—

	48	(7)	41

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Exchange differences on translation of a foreign operation	15	—	15
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	9	—	9
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	7	(2)	5
Discontinued operations	5	(1)	4

	21	(3)	18

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2016 $	August 31, 2016 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	1
Share of other comprehensive income of associates	3	(5)
Foreign currency translation adjustments	122	108

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(139)	(156)
Discontinued operations	—	—

	(11)	(52)

11.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended November 30,
	2016	2015
Net income from continuing operations	89	138
Adjustments to reconcile net income to funds flow from operations:
Amortization	256	224
Deferred income tax recovery	(11)	(11)
Share-based compensation	1	1
Defined benefit pension plans	4	(23)
Equity loss (income) of an associate or joint venture	(27)	18
Provision for investment loss	107	—
Other	(5)	—

Funds flow from continuing operations	414	347

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2016	2015
Interest paid	109	113
Income taxes paid (net of refunds)	128	123
Interest received	1	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended November 30,
	2016	2015
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	49	46

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	November 30, 2016		August 31, 2016
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Liabilities
Long-term debt (including current portion) (1)	5,659	6,211	5,612	6,252
Contingent liability(2)	1	1	2	2

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

13.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company participates in Corus’ dividend reinvestment program for this initial investment in Corus Class B Shares. For the three month period ended November 30, 2016, the Company received dividends of $21 from Corus, of which $20 were reinvested in additional Corus Class B shares. At November 30, 2016, the Company owned 75,922,254 Corus Class B shares having a fair value of $919 and representing 38% of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the period from September 1 to November 30, 2016 was 38%.

Summary financial information for Corus as at November 30, 2016 and for the three months then ended is as follows:

November 30, 2016 $
Current assets	531
Non-current assets	5,643
Current liabilities	(614)
Non-current liabilities	(3,022)

Net assets	2,538
Less: non-controlling interests	(155)

2,383

Carrying amount of the investment	851

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Three months ended November 30, 2016 $
Revenue	468

Net income (loss) attributable to:
Shareholders	71
Non-controlling interest	10

81
Other comprehensive income, attributable to shareholders	20

Comprehensive income	101

Equity income from associates(1)	27
Other comprehensive income from equity accounted associates(1)	8

35

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the period.

14.	RESTRUCTURING COSTS

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and the divestiture of Shaw Media.

During the current quarter, the Company restructured certain operations within the Consumer segment. In connection with the restructuring, the Company recorded $12 primarily related to severance and employee related costs in respect of the approximate 250 affected employees. The majority of the remaining costs are expected to be paid in the current year. The continuity of the restructuring provisions follows.

$
Balance as at September 1, 2016	4
Additions	12
Payments	(4)

Balance as at November 30, 2016	12

15.	OTHER LOSSES

In the current quarter, other losses include a provision of $107 in respect of the Company’s investment in shomi which announced a wind down of operations during the quarter. Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.